FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Corporation”) Suite 3100, Three Bentall Centre, 595 Burrard Street Vancouver, B.C. V7X 1J1 Telephone: (604) 681-8371

Item 2:	Date of Material Change May 14, 2004

Item 3:

Press Release

The Press Release was disseminated on May 14, 2004 to the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:

Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation (TSX, AMEX-BGO, AIM-BAU) reports the results from its operations for the first quarter ended March 31, 2004.

Item 5:

Full Description of Material Change

Bema Gold Corporation (TSX, AMEX – BGO, AIM – BAU) reports the results from its operations for the first quarter ended March 31, 2004. All dollar figures are in United States dollars (USD) unless otherwise indicated.

Gold Revenue

Gold revenue in the first quarter of 2004 totaled $19.7 million on sales of 49,989 ounces at an average realized price of $393 per ounce. The Julietta Mine accounted for $6.4 million from the sale of 17,099 ounces of gold at an average price of $371 per ounce, while $13.3 million was contributed by the Petrex Mines from 32,890 ounces sold at an average price of $405 per ounce. Gold revenue increased by 71% over the first quarter of 2003 mainly due to the higher spot gold price and the acquisition of the Petrex Mines in February 2003.

In the first quarter of 2003 gold revenue totaled $11.5 million on sales of 35,100 ounces at an average realized price of $329 per ounce. The Julietta Mine contributed $5.8 million from 18,586 ounces sold at an average price of $313 per ounce while $5.7 million was contributed by the Petrex Mines from

16,514 ounces sold at an average price of $346 per ounce. Bema acquired the Petrex Mines on February 14, 2003 and results are therefore from that date to March 31, 2003.

Financial Results

The Company reported a net loss of $14.2 million ($0.04 per share) on revenue of $19.7 million for the first quarter. The loss during the quarter was primarily due to a non-operating writedown of $8.5 million in the carrying value of the Yarnell property located in Yavapai County, Arizona. On April 30, 2004, Bema entered into a letter of intent to sell its 100% interest in the Yarnell gold property to StrataGold Inc. of Vancouver, a TSX Venture Exchange listed company, for cash or shares and a net smelter royalty with a total value of approximately $2.2 million. The loss for the quarter was also a result of a warehouse fire at the Julietta Mine (see “Julietta Mine” section) and the higher than budgeted operating costs incurred at the Petrex Mines in South Africa (see “Petrex Mines” section).

In the first quarter of 2003, Bema reported restated net income of $8.1 million ($0.029 per share) on revenue of $11.5 million.

Operations

Bema’s consolidated gold production for the quarter was 52,497 ounces with an operating cash cost of $331 per ounce and a total cash cost of $346 per ounce. Applying a cash gain realized during the quarter of $1.3 million from the exercise of South African Rand denominated gold put options (see “Gold Forward and Options Contracts” section below) would have reduced the operating cost by $24 per ounce to a net total cash cost of $322 per ounce.

For the same period in 2003, Bema reported consolidated production of 42,946 ounces with an operating cash cost of $255 per ounce and a total cash cost of $279 per ounce.

Liquidity and Capital Resources

The Company ended the quarter with $70.2 million in cash and cash equivalents compared to $30.8 million at December 31, 2003. The increase in cash is from a European convertible note issue, completed during the quarter, for gross proceeds of $70 million. The Company’s working capital at quarter end was $30.6 million compared to a working capital deficiency of $9.3 million at the end of December 2003.

Julietta Mine, Russia (Bema 79% interest)

In the first quarter of 2004, 37,171 tonnes of ore were milled at the Julietta Mine at an average grade of 19.5 grams per tonne gold, producing 20,314 ounces at an operating cash cost of $184 per ounce and a total cast cost of $224 per ounce. The number of ounces produced during the quarter was lower and the operating costs higher than budgeted due to a warehouse fire in February. The fire destroyed the majority of spare parts inventory which resulted in mining and milling rates at Julietta being temporarily reduced while the spare parts were replaced. The majority of the spare parts were replaced by mid-March, after which the mine ramped back up to full production. Despite the slow down, Julietta reported operating income of approximately $746,000 for the quarter. The production shortfall during the first quarter of 2004 is expected to be made up over the remainder of the year.

Subsequent to the quarter end, Julietta has exceeded budget having produced 9,343 ounces of gold at an estimated operating cash costs of $121 per ounce and a total cash cost of $168 per ounce during the month of April.

The Julietta Mine reached economic completion during the first quarter, which reduces the interest rate on the project debt by 1.5%. Based on current projections, management expects that the remaining $12.7 million of the original $35 million project loan will be repaid by the end of 2004, with the exception of the IFC C loan of $1.5 million which may be extended at the IFC's option. The Project Loan Facility and IFC loans were provided to OMGC but Bema has guaranteed all obligations until the Julietta Mine reaches economic completion and a debt service reserve of six months’

principal and interest has been funded. The facility is secured against OMGC’s assets, the shares Bema holds in OMGC and in all intermediate subsidiaries and, while there is no direct security over Bema's assets, Bema has, however, provided a corporate guarantee. OMGC and Bema (until it is released from its guarantee) have also provided the lenders with covenants typical of project financings of this type, including maintenance of certain net worth levels and restrictions on additional indebtedness and liens. All production figures for the Julietta Mine are net of silver credits.

Petrex Mines, South Africa (Bema 100% interest)

The Petrex Mines produced 32,183 ounces of gold during the quarter at a total cash cost of $424 per ounce from 466,435 tonnes of ore milled at an average grade of 2.3 grams per tonne. Adjusting for the South African Rand denominated gold put option gains would reduce the total cash cost by $40 to $384 per ounce. The high cash cost and lower production levels resulted in an operating loss of $2.8 million for the period. The main reasons for the higher than budgeted costs during the quarter were the strength of the South African rand versus the US dollar and certain operational shortfalls that are being addressed.

While the Rand retains its strength versus the US dollar, the operating costs at Petrex will remain high. For example, Bema’s production budget for the Petrex Mines assumed an exchange rate of 8 rand to 1 USD while the actual rate averaged 6.74 to 1 in 2003 resulting in a $62 increase in the total cash cost for the period. Bema has commenced an operations review to optimize production from the Petrex Mines. Areas of improvement that have been identified include additional delineation drilling and better pit planning from the open pit operations and an improvement of the underground mining procedures in order to deliver higher grade ore to the mill.

Management expects that production from Petrex during the second quarter will be in line with the first, however anticipates improvements during the second half of the year. At the end of the second quarter Bema will provide an updated production projection and budget for the remainder of the year.

Development Projects

During the first quarter Bema continued to advance the Refugio Mine, the Kupol Project and the Cerro Casale Project towards production. Refugio will be the first to begin production, scheduled for recommencement of mining by the end of 2004. The 2004 exploration and development program at Kupol is underway with production expected in 2008, subject to completion of feasibility studies and financing. Joint venture partner Placer Dome is pursuing financing options for Cerro Casale.

Refugio Mine, Chile (Bema 50% interest)

Bema and joint venture partner Kinross Gold Corporation are completing a major upgrade and retrofit at the Refugio Mine which will result in the recommencement of gold mining by the end of 2004. The mine is expected to operate at 40,000 tonnes per day with annual gold production ranging between 225,000 and 260,000 ounces at a total cash cost projected to average approximately $225 per ounce over a ten year mine life. Bema will fund its $35 million share of the capital expenditure for the upgrade using a portion of the proceeds from the convertible note offering completed during the quarter (see “Liquidity and Capital Resources” section) and by way of a capital equipment lease for a new mining fleet. As a result, Bema’s share of production from Refugio will have no project debt other than the equipment lease obligations.

Kupol Deposit, Russia (Bema 30% interest)

Bema currently owns a 30% interest and has the option to acquire up to a 75% interest in the Kupol project. In the first quarter, Bema announced a preliminary Indicated Mineral Resource at Kupol of 2.5 million tonnes containing 1.8 million ounces of gold and 19 million ounces of silver at an average grade of 22.3 grams per tonne (g/t) gold and 232 g/t silver and an additional 7.1 million tonnes containing 4.2 million ounces of gold and 55.9 million ounces of silver at an average grade of 18.4 g/t gold and 243 g/t silver in the Inferred Mineral Resource category. A major exploration and development program has begun at Kupol that will include 57,000 metres of drilling, scheduled to begin by the end of May.

Bema and its independent consultants are currently completing a Preliminary Economic Assessment on Kupol and expects to release the results before the end of May. The current development plan contemplates production commencing in 2008 (subject to final feasibility and financing).

Cerro Casale Deposit, Chile (Bema 24% interest)

The Cerro Casale Project was significantly advanced during the quarter. Placer Dome released the results of an updated cost analysis that revealed no material changes to the project economics from the original feasibility study. Placer has also begun pursuing a range of financing options for the project and investigating possible key commercial contracts and long-term marketing off-take arrangements. The operating company, Companía Minera Casale (Placer Dome 51%, Bema 24%, Arizona Star 25%) shareholders agreement requires Placer to deliver a quarterly certificate stating whether or not the project is “financiable” under the terms of the agreement. Bema and affiliate company, Arizona Star agreed to defer the delivery of the certificate at the end of the first quarter due to Placer’s positive discussions with potential lenders. Placer is now required to deliver the certificate on June 30, 2004.

Gold Forward and Option Contracts

In the first quarter Bema closed out 20,750 ounces of gold forward and contingent forward sales contracts. The intention is to deliver into all of the outstanding Julietta forward sales contracts on the designated maturity dates. Bema will be applying hedge accounting to all Julietta forward sales contracts currently outstanding based on the recently changed delivery dates. In 2003, the Julietta forward sales contracts were treated as non-hedge derivative contracts and were marked to market. In the fourth quarter, Bema restructured part of its hedge book relating to the Julietta forward sales contracts rolling out a portion of these contracts to 2006.

Also during the first quarter, the Company purchased put option contracts for the Refugio Mine at strike prices of $390 to $422 per ounce. The purchase price of the put options was offset through the sale of a similar amount of call options (see table below) at strike prices of $450 to $475 per ounce representing approximately 8% of Refugio’s reserves. These derivative gold contracts qualify for hedge accounting and will therefore be accounted for as such by the Company.

Bema’s entire forward sales contract position represents only 2.3% of the Company’s aggregate reserves and resources.

	2004	2005	2006	2007-2012

Forward sales contracts (ounces)	39,325	33,550	43,350	-
Average price per ounce	$319	$329	$319	$-

Dollar denominated -
Put options purchased
$290 strike price (ounces)	21,642	26,364	23,790	59,988
$390 to $422 strike price (ounces)	-	40,000	40,000	60,000

South African Rand ("ZAR")
denominated
Put options purchased (ounces)	109,215	136,806	125,316	225,888
Average price per ounce (ZAR)	3,050	3,100	3,150	3,225

Call options sold (ounces)	25,000	40,000	40,000	60,000
Average price per ounce	$468	$455	$455	$455

Contingent forward sales contracts
(maximum)
$320 strike price (ounces)	15,000	10,000	-	-
$350 strike price (ounces)	24,750	34,500	36,000	168,000

The Rand denominated put options, as shown in the table above, provide the Company with some protection against a strong South African Rand, without limiting the Company’s leverage to a rising gold price or a declining Rand. For example, at the current conversion rate of 6.75 Rand to 1 US dollar, the Company will receive $452 per ounce of gold on its Rand denominated put options in 2004. The Rand denominated put options and all contingent forward contracts are treated as non-hedge transactions and marked to market on a quarterly basis with the resulting unrealized derivative gain or loss reflected in the statement of operations.

Outlook

The remainder of 2004 will be an active and important time for Bema on a number of fronts. At existing operations, the focus will be on optimizing production at the Petrex Mines and continuing to increase reserves at the Julietta Mine. The Company’s three major development projects, Refuio, Kupol and Cerro Casale will be significantly advanced over the remainder of the year. The Company’s goal over the next four years is to increase annual gold production to over 1,000,000 ounces from the development of these existing assets.

Item 6:

Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information Not applicable

Item 8:	Senior Officers The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary Suite 3100, Three Bentall Centre 595 Burrard Street Vancouver, B.C. V6E 4S3 Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 25th day of May, 2004.

“Roger Richer”
Roger Richer, Vice President of Administration, General Counsel and Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NFLD]